March 9, 2020

Bharat Masrani
Group President and Chief Executive Officer
The Toronto-Dominion Bank
P.O. Box 1
Toronto-Dominion Centre
Toronto, Ontario
Canada M5K 1A2

       Re: The Toronto-Dominion Bank
           Form 40-F for the Fiscal Year Ended October 31, 2019
           Filed December 5, 2019
           File No. 001-14446

Dear Mr. Masrani:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 40-F for the fiscal year ended October 31, 2019

Note 8: Loans, Impaired Loans, and Allowance for Credit Losses
Credit Quality of Loans, page 46

1. We note your disclosure of "Net remeasurement due to transfers" and "Changes to risk, parameters, and models" in your allowance for loan loss rollforward on page 49. We also note the definitions of these line items provided in footnotes 4 and 8 to this rollforward.
      Please address the items below. Refer to IFRS 7.35B(b).

           Tell us and revise future filings to give more detail in footnote 8 regarding how you define the components of "Changes to risk, parameters, and models" (e.g., providing an example of items that would impact level of risk, such as increasing or decreasing
           PDs for loans that have not changed Stage classifications). Provide sufficient detail
 Bharat Masrani
The Toronto-Dominion Bank
March 9, 2020
Page 2
              to clarify the distinction and difference between "Net remeasurement due to transfers" and the risk level changes within the "Changes to risk, parameters, and models."
              Tell us, and disclose in future filings, as appropriate, how credit risk migration and provision "normalization" are reflected in these two lines.
              In future filings, to the extent that an individual component of "Changes to risk, parameters, and models" materially drives this line item, quantify, disclose, and address that driver here and in your MD&A provision for credit loss trend discussions. In addition, for a material change in parameters or models, include disclosure about what necessitated the change.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Michelle Miller at 202-551-3368 or Cara Lubit at 202-551-5909 with any questions.



FirstName LastNameBharat Masrani                                Sincerely,
Comapany NameThe Toronto-Dominion Bank
                                                                Division of
Corporation Finance
March 9, 2020 Page 2                                            Office of
Finance
FirstName LastName